Exhibit 99.2

Annex A

Annex A is hereby amended and restated as follows:

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States but for Mr. Lucas who is a citizen of France. Also set forth below is the number of shares of Class C Common Stock beneficially owned by such persons as of October 2, 2025. Shares reflected include the following number of shares of Class C Common Stock received in the in-kind distributions described further in this Amendment No. 12 and related transfers: on September 5, 2025: Egon Durban (32,055), Kenneth Hao (9,364) and Gregory Mondre (10,577); September 17, 2025: Egon Durban (20,926), Kenneth Hao (19,324), Christian Lucas (3,437), Gregory Mondre (19,569) and Joseph Osnoss (6,300); on September 22, 2025: Egon Durban (50,657), Kenneth Hao (46,788), Christian Lucas (8,314), Gregory Mondre (47,380) and Joseph Osnoss (15,263); on September 25, 2025: Egon Durban (28,935), Kenneth Hao (26,729), Christian Lucas (4,747), Gregory Mondre (27,067) and Joseph Osnoss (8,724); and on October 2, 2025: Egon Durban (17,957), Kenneth Hao (16,592), Christian Lucas, (2,942), Gregory Mondre (16,801), and Joseph Osnoss (5,416).

In the past 60 days, there have been no other transactions by such persons in the Class C Common Stock, except that (i) on September 12 and September 30, 2025, a trust affiliated with Mr. Osnoss sold 2,500 shares and 3,000 shares, respectively of Class C Common Stock at average weighted prices of $125.729912 and $140.579215, respectively , (ii) on September 12 and 30, 2025, Mr. Osnoss transferred 2,500 shares and 3,000 shares, respectively of Class C Common Stock to a donor advised fund, (iii) on September 24, September 25, September 26 and October 2, 2025, investment entities affiliated with Mr. Hao, sold 68,123, 12,235, 12,235 and 15,190 shares, respectively, at average weighted prices of $133.41026, $130.4143, $129.9293 and $145.7836, (iv) on September 24, September 25, September 26 and October 2, 2025, investment entities affiliated with Mr. Hao, sold 5,250, 901, 901 and 1,122 shares, respectively, at average weighted prices of $133.4106, $130.4143, $129.9293 and $145.7836, (v) on September 12, September 24, September 25 and October 2, 2025, investment entities affiliated with Mr. Hao, sold 139, 1,144, 457 and 280 shares, respectively, at average weighted prices of $126.6005, $133.7194, $130.4285 and $145.7921 and (vi) on September 12, 2025, a trust affiliated with Mr. Hao donated 820 shares to a 501(c)(3) non-profit.

Name	Business Address	Principal Occupation	Class C Common Stock Beneficially Owned
Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.	1,177,530
Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.	0
Christian Lucas	c/o Silver Lake 60 Avenue John F. Kennedy L-1855 Luxembourg	Managing Partner and Managing Member of Silver Lake Group, L.L.C.	88,241
Gregory Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Co-CEO and Managing Member of Silver Lake Group, L.L.C.	571,528
Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.	175,557